September 3, 2014

Via EDGAR

John P. Nolan

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prosperity Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-35388

Dear Mr. Nolan:

We have received your comment letter dated August 26, 2014 related to the filing referenced above. As discussed with you today, we request an additional ten business days to gather the necessary data, and therefore, expect to provide our response to your comment letter no later than September 24, 2014.

Very truly yours,

/s/ Charlotte M. Rasche

Charlotte M. Rasche Sr. Executive Vice President and General Counsel 80 Sugar Creek Center Boulevard Sugar Land, TX 77478 charlotte.rasche@prosperitybankusa.com